InterOil Announces Third Quarter Financial and Operating Results

CAIRNS, Australia and HOUSTON, Nov. 15, 2010 /PRNewswire-FirstCall/ -- InterOil Corporation (NYSE: IOC) (POMSoX:IOC) today announced financial and operating results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights and Recent Developments

  The Antelope 2 horizontal well confirmed a higher condensate-to-natural gas ratio of 24-27.7 barrels per million cubic feet of natural gas, approximately 60% higher than observed at the top of the reservoir.  The horizontal well also demonstrated higher porosity deeper in the reservoir than previously modeled.
  On September 28, InterOil announced that InterOil and Liquid Niugini Gas Ltd. had signed a binding Heads Of Agreement with Energy World Corporation Ltd. (AX: EWC) to construct a two million tonne per annum land-based LNG plant in the Gulf Province of Papua New Guinea.
  Subsequent to the quarter, the first major maintenance turnaround at the refinery since it was commissioned was completed on schedule with no significant problems identified.
  On November 10, 2010, InterOil completed public offerings of 2.8 million common shares at US$75 per share and US$70 million aggregate principal amount of 2.75% Convertible Senior Notes due 2015.  InterOil has received total combined net proceeds from the offerings of approximately $266 million, after deducting the underwriting discounts, commissions and estimated offering expenses.

InterOil Chief Executive Officer Phil Mulacek commented, "Our efforts to monetize our discovered resources have advanced significantly over the past several months.  We are very pleased that we have been able to maintain our successful track record and continue to deliver on our commitments to our shareholders. Our delineation drilling results further demonstrate the value of our reservoir at Antelope 2, and the Heads of Agreement with Energy World Corporation, Ltd. is another step forward in our strategy to monetize our liquid resources at the Elk and Antelope fields.  These achievements, combined with our strong balance sheet and the recently completed public offering, should support our continued growth and operational success."

Corporate Financial Results

InterOil recorded a net loss for the third quarter ended September 30, 2010 of $14.4 million, compared with a net loss of $25.3 million for the same period in 2009, a $10.9 million improvement compared to the equivalent quarter in the prior year.  The improvement was primarily due to a smaller loss on extinguishment of indirect participating interest (IPI) liability which was partially offset by a $12.0 million settlement expense.  Excluding this settlement, the Corporate, Midstream - Refining and Downstream operating segments collectively derived a net profit for the quarter of $18.3 million.  Excluding the $8.8 million loss on extinguishment of IPI liability and $2.1 million gain on sale of oil and gas properties, the Upstream and Midstream Liquefaction development segments derived a net loss of $14.9 million primarily due to higher administrative expenses resulting from increased activity in the business segments. Excluding the non-operating expenses consolidated net earnings would have been a gain of $4.3 million.

Inclusive of $18.7 million in non-operating expenses, InterOil's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the quarter ended September 30, 2010 was a loss of $8.6 million, compared with a loss of $18.6 million in the same quarter of 2009, an improvement of $10.0 million.  Total revenue increased by $34.9 million from $173.6 million in the quarter ended September 30, 2009 to $208.5 million in the quarter ended September 30, 2010.

Business Segment Results

Upstream - During the third quarter of 2010, InterOil completed drilling and logging activities on the Antelope 2 well, having drilled a further horizontal section in order to test the condensate-to-natural gas ratio ("CGR") ratio in the deeper section of the reservoir. Drill Stem Test #7 produced a stabilized CGR of approximately 24.0 - 27.7 barrels of condensate per million cubic feet of natural gas.  Subsequently, this well has been suspended as a producer pending start-up of the Condensate stripping/LNG project.

Additionally, InterOil finalised the acquisition and processing of 40.8 km of 2D seismic over the Bwata gas field (petroleum prospecting licence (PPL) 237 with 20.8 km in 2 dip lines) and the Wolverine prospect (PPL 238 with 20 km in 2 dip lines). The seismic crew were released for 3 months while a review of the new seismic was conducted.   Planning for resumption of seismic was completed late in the quarter and a resumption of seismic acquisition over Bwata and Wolverine is planned for the fourth quarter.

During the quarter the Company signed a definitive Joint Venture Operating Agreement with Mitsui & Co., Ltd. in relation to the development and construction of a condensate stripping facility, and a heads of agreement with Energy World Corporation Ltd. to construct a two million tonnes per annum land based LNG plant in the Gulf Province of Papua New Guinea. Both agreements further the Company's efforts to monetize its discovered resources at the Elk and Antelope fields. The company has indicated its desire to reach final investment decisions on the condensate stripping plant by the end of March 2011 and on the LNG plant by the end of June 2011.

During the quarter, the Department of Petroleum and Energy in Papua New Guinea approved the divestment of our 15% non-operated interest in PPL 244.  A gain of $2.1 million has been recognized during the quarter on conveyance accounting for the transaction.

On July 19, 2010, InterOil bought back a total of 0.4% of IPI interests held under the 2005 Amended and Restated Indirect Participation Agreement.  In exchange for these interests, we issued 208,281 common shares which resulted in an $8.8 million non-operating expense.

InterOil's Upstream business generated a net loss of $16.6 million in the third quarter of 2010 compared to a loss of $31.4 million in the comparable quarter a year ago. The narrowed loss was mainly due to reduced extinguishment of liability expenses resulting from IPI interest buybacks which was partially offset by higher office and administration expenses.

Midstream Refining – Total refinery throughput for the quarter ended September 30, 2010 was 27,515 barrels per operating day, compared with 19,657 barrels per operating day for the same period of 2009.  Capacity utilization for the quarter, based on 36,500 barrels per day operating capacity, was 63% compared with 50% in the same quarter of 2009.

The refinery operating days were maximized to stockpile products in anticipation of the extended turnaround maintenance shutdown which commenced on September 29, 2010.

The Company's Midstream Refining operations generated a net profit of $12.0 million versus a profit of $3.8 million in the same quarter of the prior year. The $8.2 million positive variance is largely due to improved crack spreads and improved low sulphur waxy residual and Naphtha premiums, as well as an increase in foreign exchange gains caused by movements of the PNG Kina against the US Dollar.

Midstream Liquefaction – InterOil advanced the process of monetizing its discovered natural gas resources with its first binding Heads of Agreement signed with Energy World Corporation to construct a two million tonnes per annum land based LNG plant in the Gulf Province of Papua New Guinea. In return for its commitment to fully fund the LNG plant, the HOA provides that Energy World Corporation Ltd. is to be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions, and subject to adjustments based on timing and execution. The HOA sets out the major terms and conditions which the parties intend to include in the Train 1 Funding and Shareholder's Agreements, as well as a potential expansion of the plant's capacity.  Definitive agreements are under negotiation with a view to being finalized by the end of December 2010.

The Company's Midstream Liquefaction business generated a loss of $5.0 million in the 2010 third quarter compared with a loss of $2.5 million in the same period a year ago. The variance is due to an increase in quarterly office, administration and other expenses due to higher management expenses and share compensation costs related to the LNG project development.

Downstream - Total Downstream sales volumes for the third quarter 2010 were 166.6 million liters, compared with 154.9 million liters for the third quarter in 2009.  During the quarter ended September 30, 2010, InterOil finalized an agreement with Ramu Nickel Limited, and certain contractors for the PNG LNG project for an estimated volume of 70.0 million liters per annum. A new PNG Power Ltd. generation site in Port Moresby has also been signed up which is expected to contribute an additional 26.0 million litres per annum.

InterOil's Downstream operations generated a net loss of $0.3 million in the 2010 third quarter, a reduction of $3.1 million versus a profit of $3.4 million in the third quarter of 2009.  During the third quarter, the prices of the major products were in a declining trend leading to lower margins on inventories sold during the period.

The Corporate segment generated a third quarter net loss of $5.4 million in 2010, compared to a gain of $1.6 million in the 2009 quarter, primarily caused by the $12 million litigation settlement expense which was partially offset by higher interest charges to other segments.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended ($ thousands except per share data)	2010			2009				2008
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	714	1,349	998	1,027	1,011	660	611	487
Midstream – Refining	173,379	194,016	152,093	173,438	141,295	114,347	145,523	194,617
Midstream – Liquefaction	0	0	0	0	1	2	4	23
Downstream	133,508	119,300	109,687	118,270	107,712	85,472	78,572	128,540
Corporate	18,295	11,321	12,093	10,539	10,087	8,640	7,753	9,591
Consolidation entries	(117,437)	(100,637)	(96,052)	(93,971)	(86,509)	(60,625)	(70,801)	(114,691)
Total revenues	208,459	225,349	178,819	209,303	173,597	148,496	161,662	218,567
Upstream	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)	(469)	(2,483)
Midstream – Refining	15,785	16,962	4,402	8,492	8,199	14,134	14,747	(13,976)
Midstream – Liquefaction	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)
Downstream	1,674	7,060	4,492	4,391	6,542	4,150	3,241	(7,244)
Corporate	(4,510)	1,751	4,402	1,765	1,980	1,897	3,051	226
Consolidation entries	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,865)
EBITDA (1)	(8,621)	14,888	4,859	9,138	(18,587)	17,855	10,924	(28,843)
Upstream	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,133)	(4,003)
Midstream – Refining	11,998	12,056	(74)	18,070	3,762	9,624	10,350	(19,490)
Midstream – Liquefaction	(4,970)	(360)	(911)	(1,591)	(2,481)	(1,765)	(2,552)	(2,597)
Downstream	(325)	3,719	671	2,371	3,440	1,742	964	(5,901)
Corporate	(5,398)	1,796	3,544	3,036	1,602	(677)	349	(2,275)
Consolidation entries	908	(1,438)	(191)	1,047	(237)	2,894	(4,332)	37
Net profit/(loss)	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436	2,646	(34,229)
Net profit/(loss) per share (dollars)
Per Share – Basic	(0.33)	0.18	(0.07)	0.45	(0.60)	0.25	0.07	(0.96)
Per Share – Diluted	(0.33)	0.17	(0.07)	0.43	(0.60)	0.24	0.07	(0.96)
(1) EBITDA is a non-GAAP measure, please note reconciliation below.

Balance Sheet and Liquidity

InterOil closed the third quarter of 2010 with cash, cash equivalents and cash restricted totalling $66.8 million as at September 30, 2010 (September 2009 - $88.6 million), of which $30.7 million is restricted (September 2009 - $27.9 million).  We also had working capital facilities in the aggregate of $238.8 million, with $111.5 million available for use in our Midstream Refining operations, and $44.0 million available for use in our Downstream operations.

Our debt-to-capital ratio (long term debt/(shareholders' equity + long term debt)) was reduced to 10% in September 2010 from 13% in September 2009.  This reduction in gearing was mainly due to principal payments of $9.0 million on the OPIC secured loan.

Subsequent to the close of the third quarter, on November 10, 2010, the Company closed a public offering of 2.8 million common shares at US$75 per share and US$70 million aggregate principal amount of 2.75% convertible senior notes due 2015.  InterOil has received total combined net proceeds from the offerings of approximately $266 million, after deducting the underwriting discounts, commissions and estimated offering expenses.

InterOil intends to use the net proceeds from this offering for the development and construction in Papua New Guinea of a proposed condensate stripping plant and related facilities, a LNG plant and related facilities, exploration and development activities in Papua New Guinea, the repayment of the $25 million loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes.

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at September 30, 2010.

Organization	Facility	Balance outstanding Sep 30, 2010	Maturity date
OPIC secured loan	$49,000,000	$49,000,000	December 2015
BNP Paribas working capital facility	$190,000,000	$46,105,706 (1)	December 2010
Westpac working capital facility	$30,000,000	$4,798,230	October 2011
BSP working capital facility	$18,750,000	$0	October 2011
Clarion Finanz A.G.	$25,000,000	$25,000,000	January 31, 2011
Mitsui unsecured loan	$2,727,291 (2)	$2,727,291	Not Applicable
(1) Excludes letters of credit totaling $32.4 million. (2) Facility is to fund our share of the CSP costs as they are incurred pursuant to the JVOA.

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at
	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	36,066,119	46,449,819	60,703,756
Cash restricted (note 7)	24,266,163	22,698,829	21,099,746
Trade receivables (note 8)	54,035,914	61,194,136	59,462,710
Derivative contracts receivables (note 7)	321,995	-	77,525
Other assets	598,066	639,646	2,359,039
Inventories (note 9)	120,863,271	70,127,049	102,297,174
Prepaid expenses	1,253,048	6,964,950	957,440
Total current assets	237,404,576	208,074,429	246,957,390
Non-current assets:
Cash restricted (note 7)	6,457,867	6,609,746	6,778,828
Goodwill (note 14)	6,626,317	6,626,317	6,626,317
Plant and equipment (note 10)	222,713,231	221,046,709	221,346,603
Oil and gas properties (note 11)	241,773,361	172,483,562	153,435,684
Future income tax benefit	14,779,583	16,912,969	2,063,623
Total non-current assets	492,350,359	423,679,303	390,251,055
Total assets	729,754,935	631,753,732	637,208,445
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	90,553,035	59,372,354	132,085,898
Derivative contracts (note 7)	66,090	-	-
Working capital facilities (note 15)	50,903,936	24,626,419	1,132,029
Current portion of secured and unsecured loans (note 18)	36,060,624	9,000,000	9,000,000
Current portion of Indirect participation interest (note 19)	540,002	540,002	540,002
Total current liabilities	178,123,687	93,538,775	142,757,929
Non-current liabilities:
Secured loan (note 18)	39,257,236	43,589,278	48,033,292
Deferred gain on contributions to LNG project (note 13)	13,076,272	13,076,272	13,076,272
Indirect participation interest (note 19)	38,070,650	39,559,718	54,068,184
Total non-current liabilities	90,404,158	96,225,268	115,177,748
Total liabilities	268,527,845	189,764,043	257,935,677
Non-controlling interest (note 20)	18,392	13,596	9,982
Shareholders' equity:
Share capital (note 21)	639,066,307	613,361,363	569,146,991
Authorised - unlimited
Issued and outstanding - 44,100,535
(Dec 31, 2009 - 43,545,654)
(Sep 30, 2009 - 42,850,924)
Contributed surplus	24,368,797	21,297,177	18,836,506
Warrants (note 24)	-	-	219,558
Accumulated Other Comprehensive Income	8,612,891	8,150,976	10,800,232
Conversion options (note 19)	12,950,880	13,270,880	13,670,880
Accumulated deficit	(223,790,177)	(214,104,303)	(233,411,381)
Total shareholders' equity	461,208,698	441,976,093	379,262,786
Total liabilities and shareholders' equity	729,754,935	631,753,732	637,208,445

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 26), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director Christian Vinson, Director

InterOil Corporation
Consolidated Statement of Operations
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue
Sales and operating revenues	207,476,650	172,062,457	608,695,372	480,473,685
Interest	29,701	120,150	105,367	285,269
Other	951,830	1,414,065	3,825,249	2,996,022
	208,458,181	173,596,672	612,625,988	483,754,976

Expenses
Cost of sales and operating expenses	185,708,467	148,960,508	535,740,414	411,378,346
Administrative and general expenses	9,923,149	8,834,068	27,524,376	23,451,133
Derivative (gains)/losses	(541,728)	(77,525)	139,619	(1,008,585)
Legal and professional fees	1,919,554	2,823,102	5,518,876	6,671,084
Exploration costs, excluding exploration impairment (note 11)	1,058,762	(12,149)	3,372,325	234,972
Short term borrowing costs	2,721,037	963,488	4,893,177	2,810,839
Long term borrowing costs	390,257	1,172,046	2,876,433	7,605,011
Depreciation and amortization	3,156,596	3,562,210	10,164,707	10,716,557
Gain on sale of oil and gas properties (note 11)	(2,140,783)	-	(2,140,783)	(1,087,483)
Loss on extinguishment of IPI liability (note 20)	8,795,059	28,561,989	8,795,059	28,561,989
Litigation settlement expense (note 26)	12,000,000	-	12,000,000	-
Foreign exchange (gains)/losses	(911,406)	2,373,784	7,549,927	3,479,515
	222,078,964	197,161,521	616,434,130	492,813,378
Loss before income taxes and non-controlling interest	(13,620,783)	(23,564,849)	(3,808,142)	(9,058,402)

Income taxes
Current benefit/(expense)	60,338	(1,505,643)	(3,155,988)	(2,504,342)
Future (expense)/benefit	(809,935)	(234,757)	(2,716,948)	(1,656,960)
	(749,597)	(1,740,400)	(5,872,936)	(4,161,302)

Loss before non-controlling interest	(14,370,380)	(25,305,249)	(9,681,078)	(13,219,704)

Non-controlling interest (note 20)	(2,400)	(752)	(4,796)	(4,747)

Net loss	(14,372,780)	(25,306,001)	(9,685,874)	(13,224,451)

Basic income per share (note 25)	(0.33)	(0.60)	(0.22)	(0.34)
Diluted income per share (note 25)	(0.33)	(0.60)	(0.22)	(0.34)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	43,963,555	42,093,841	43,764,733	38,860,396
Diluted (Expressed in number of common shares)	43,963,555	42,093,841	43,764,733	38,860,396

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statement of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net income	(14,372,780)	(25,306,001)	(9,685,874)	(13,224,451)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	2,400	752	4,796	4,747
Depreciation and amortization	3,156,596	3,562,210	10,164,707	10,716,557
Future income tax asset	393,247	(6,325)	2,133,386	1,006,559
Gain on sale of exploration assets	(2,140,783)	-	(2,140,783)	(1,087,483)
Amortization of discount on debentures liability	-	-	-	1,212,262
Amortization of deferred financing costs	389,320	55,987	501,292	167,959
Gain on hedge contracts	-	(339,800)	-	(548,600)
Timing difference between derivatives recognised
and settled	90,791	(77,525)	(255,905)	14,996,525
Stock compensation expense, including restricted stock	3,433,536	2,316,479	8,436,548	5,633,691
Inventory revaluation	(27,517)	1,140,339	-	1,140,339
Non-cash interest settlement on debentures	-	-	-	2,352,084
Oil and gas properties expensed	1,058,762	(12,149)	3,372,325	234,972
Loss on extinguishment of IPI Liability	8,795,059	28,561,989	8,795,059	28,561,989
Legal settlement expense accrued	12,000,000	-	12,000,000	-
Loss on proportionate consolidation of LNG project	-	-	-	724,357
Unrealized foreign exchange (gain)/loss	(1,108,707)	3,390,463	959,476	(510,670)
Change in operating working capital
Decrease/(increase) in trade receivables	27,044,253	(10,813,670)	(15,163,495)	(8,867,688)
(Decrease)/increase in unrealised hedge gains	-	(3,717,375)	-	2,551,575
Decrease in other assets and prepaid expenses	1,598,128	216,064	5,753,482	1,340,980
(Increase)/decrease in inventories	(35,585,073)	6,256,940	(50,316,870)	(21,049,227)
Increase/(decrease) in accounts payable and accrued liabilities	7,611,474	(32,730,523)	12,237,390	25,867,607
Net cash from/(used in) operating activities	12,338,706	(27,502,145)	(13,204,466)	51,224,084

Investing activities
Expenditure on oil and gas properties	(27,461,204)	(17,470,568)	(88,959,186)	(61,146,355)
Proceeds from IPI cash calls	367,521	6,971,149	15,538,441	12,546,683
Expenditure on plant and equipment, net of disposals	(6,339,716)	(3,614,077)	(11,831,229)	(8,477,601)
Proceeds received on sale of exploration assets	-	-	13,903,682	-
Increase in restricted cash held as security on
borrowings	(5,144,171)	(6,514,134)	(1,415,455)	(1,593,534)
Change in non-operating working capital
Increase in accounts payable and accrued liabilities	5,988,666	7,161,228	10,330,770	1,270,871
Net cash used in investing activities	(32,588,904)	(13,466,402)	(62,432,977)	(57,399,936)

Financing activities
Repayments of OPIC secured loan	-	-	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	3,217,582	-	6,454,582	-
Proceeds from Clarion Finanz secured loan, net of transaction costs	24,000,000	-	24,000,000	-
Proceeds from PNG LNG cash call	-	-	866,600	-
Proceeds from Clarion Finanz for Elk option agreement	-	-	-	3,577,288
Proceeds from Petromin for Elk and Antelope field development	500,000	1,000,000	3,500,000	5,435,000
(Repayments of)/proceeds from working capital facility	(6,728,746)	(2,830,209)	26,277,517	(67,660,373)
Proceeds from issue of common shares/conversion of debt,
net of transaction costs	3,662,229	7,151,622	8,655,044	81,057,121
Net cash from/(used in) financing activities	24,651,065	5,321,413	65,253,743	17,909,036

Increase/(decrease) in cash and cash equivalents	4,400,867	(35,647,134)	(10,383,700)	11,733,184
Cash and cash equivalents, beginning of period	31,665,252	96,350,890	46,449,819	48,970,572
Cash and cash equivalents, end of period (note 5)	36,066,119	60,703,756	36,066,119	60,703,756
See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2010			2009				2008
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	(11,753)	(3,498)	(1,964)	574	(29,097)	(669)	(469)	(2,483)
Midstream – Refining	15,785	16,962	4,402	8,492	8,199	14,134	14,747	(13,976)
Midstream – Liquefaction	(4,588)	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)
Downstream	1,674	7,060	4,492	4,391	6,542	4,150	3,241	(7,244)
Corporate	(4,510)	1,751	4,402	1,765	1,980	1,897	3,051	226
Consolidation Entries	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,866)
Earnings before interest, taxes, depreciation and amortization	(8,621)	14,888	4,859	9,138	(18,587)	17,855	10,924	-28,844
Subtract:
Upstream	(4,600)	(4,367)	(4,080)	(4,056)	(2,164)	(1,563)	(1,552)	(1,345)
Midstream – Refining	(1,693)	(1,651)	(1,731)	(1,973)	(1,682)	(1,709)	(1,786)	(2,771)
Midstream – Liquefaction	(376)	(351)	(342)	(379)	(348)	(333)	(158)	(65)
Downstream	(938)	(1,167)	(800)	(930)	(1,045)	(1,013)	(1,142)	(2,232)
Corporate	(342)	(20)	(20)	(27)	-	(1,600)	(2,325)	(2,320)
Consolidation Entries	6,107	5,916	5,687	5,905	3,823	3,141	2,923	2,866
Interest expense	(1,842)	(1,640)	(1,286)	(1,460)	(1,416)	(3,077)	(4,040)	(5,867)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	101	(366)	(173)	14,316	-	-	-	-
Midstream – Liquefaction	0	0	0	(8)	(3)	(32)	(12)	(12)
Downstream	(322)	(1,524)	(2,361)	(411)	(1,398)	(733)	(485)	4,297
Corporate	(529)	97	(797)	1,340	(339)	(800)	(359)	(163)
Consolidation Entries	(2)	(2)	0	(3)	(1)	(2)	(2)	4
Income taxes and non-controlling interest	(752)	(1,795)	(3,331)	15,234	(1,741)	(1,567)	(858)	4,126
Upstream	(232)	(78)	(138)	(144)	(132)	(150)	(112)	(175)
Midstream – Refining	(2,195)	(2,888)	(2,572)	(2,765)	(2,755)	(2,801)	(2,611)	(2,742)
Midstream – Liquefaction	(6)	(6)	(6)	(7)	(10)	(20)	(20)	(19)
Downstream	(739)	(651)	(660)	(679)	(658)	(662)	(651)	(722)
Corporate	(17)	(32)	(41)	(43)	(40)	(174)	(18)	(19)
Consolidation Entries	32	32	32	33	33	32	32	33
Depreciation and amortisation	(3,157)	(3,623)	(3,385)	(3,605)	(3,562)	(3,775)	(3,380)	(3,644)
Upstream	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,134)	(4,003)
Midstream – Refining	11,998	12,056	(74)	18,071	3,762	9,624	10,349	(19,490)
Midstream – Liquefaction	(4,970)	(360)	(911)	(1,593)	(2,481)	(1,764)	(2,551)	(2,596)
Downstream	(325)	3,718	671	2,371	3,440	1,742	964	(5,900)
Corporate	(5,398)	1,796	3,544	3,034	1,601	(677)	350	(2,276)
Consolidation Entries	908	(1,437)	(191)	1,050	(236)	2,893	(4,332)	38
Net profit/(loss) per segment	(14,372)	7,830	(3,143)	19,307	(25,306)	9,436	2,646	(34,227)

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews
V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: 281-292-1800

Cautionary Statements

Forward Looking Statements

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related exploration activities, the potential execution of definitive agreements with Energy World Corporation and/or Mitsui & Co. Ltd. in relation to the proposed LNG and condensate stripping projects respectively, progress to and achievement of Final Investment Decisions in such projects, the construction and development of the proposed LNG plant and condensate stripping plant, use of proceeds from the offering, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Statements relating to 'resources' are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

CONTACT:  Wayne Andrews, V. P. Capital Markets of InterOil Corporation, +1-281-292-1800, Wayne.Andrews@InterOil.com